1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 14, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2016 Second Quarter Earnings Conference

July 14, 2016

© 2016 TSMC, Ltd

Agenda

Welcome    Elizabeth Sun

2Q16 Financial Results and    3Q16OutlookLora Ho

Key Messages    Lora Ho

    Mark Liu

    C.C. Wei

© 2016 TSMC, Ltd

Q&A

Safe Harbor Notice

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission

(the “SEC”) on April 11, 2016 and such other documents as

TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

© 2016 TSMC, Ltd

Statements of Comprehensive Income

TSMC Property

Selected Items from Statements of Comprehensive Income

(In NT$ billions)	2Q16	2Q16 Guidance	1Q16	2Q15	2Q16 over 1Q16	2Q16 over 2Q15
Net Revenue	221.81	215-218	203.50	205.44	9.0%	8.0%
Gross Margin	**51.5%**	**49% - 51%**	**44.9%**	**48.5%**	**+6.6 ppts**	**+3.0 ppts**
Operating Expenses	(23.01)		(20.88)	(22.56)	10.2%	2.0%
Operating Margin	**41.2%**	**38.5% - 40.5%**	**34.6%**	**37.5%**	**+6.6 ppts**	**+3.7 ppts**
Non-Operating Items	2.09		1.79	21.06	16.5%	-90.1%
Net Income to Shareholders of the Parent Company	72.51		64.78	79.42	11.9%	-8.7%
Net Profit Margin	**32.7%**		**31.8%**	**38.7%**	**+0.9 ppt**	**-6.0 ppts**
EPS (NT Dollar)	2.80		2.50	3.06	11.9%	-8.7%
ROE	23.4%		20.7%	29.0%	+2.7 ppts	-5.6 ppts
Shipment (Kpcs, 12"-equiv. Wafer)	2,297		2,056	2,240	11.7%	2.5%
Average Exchange Rate--USD/NTD	32.41	32.30	33.14	30.84	-2.2%	5.1%

* Diluted weighted average outstanding shares were 25,930mn units in 2Q16.

** ROE figures are annualized based on average equity attributable to shareholders of the parent company.

Open Innovation Platform®

© 2016 TSMC, Ltd

2Q16 Revenue by Application

Consumer 12%

Computer 8%

Industrial/Standard 21%

Communication 59%

Communication 150 0 Revenue (NT$B) 1Q16 2Q16 QoQ +0%

Computer 150

0 Revenue (NT$B) 1Q16 2Q16 QoQ+19%

Consumer 150

0 Revenue (NT$B) 1Q16 2Q16 QoQ+ 80%

Industrial/Standard 150

0 Revenue (NT$B) 1Q16 2Q16 QoQ+12%

© 2016 TSMC, Ltd

2Q16 Revenue by Technology

TSMC Property



0.25um and above
4%
0.11/0.13um
2%
90nm
5%
0.15/0.18um
11%
65nm
12%
16/20nm
23%
40/45nm
15%
28nm
28%



28nm and below revenue
150
100
50
0
Revenue (NT$B)
1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16
28nm
16/20nm

Open Innovation Platform®

© 2016 TSMC, Ltd

Balance Sheets & Key Indices

Selected Items from Balance Sheets    2Q16 1Q162Q15

(In NT$ billions)    Amount %Amount%Amount%

Cash & Marketable Securities    667.86 37.0%648.3937.6%550.3534.3%

Accounts Receivable    111.72 6.2%96.965.6%99.746.2%

Inventories    60.71 3.3%57.243.3%66.284.1%

Long-term Investments    53.40 3.0%46.342.7%27.771.7%

Net PP&E    875.87 48.5%844.3148.9%829.7051.6%

Total Assets    1,804.49 100.0%1,726.53100.0%1,608.85100.0%

Current Liabilities    398.74 22.1%235.8913.7%309.3819.2%

Long-term Interest-bearing Debts    181.30 10.0%181.1510.5%202.6612.6%

Total Liabilities    607.16 33.6%445.5825.8%542.2233.7%

Total Shareholders’ Equity    1,197.33 66.4%1,280.9574.2%1,066.6366.3%

Key Indices

A/R Turnover Days    43 4144

Inventory Turnover Days    54 5462

Current Ratio (x)    2.1 3.42.4

Asset Productivity (x)    1.0 1.01.0

* Total outstanding shares were 25,930mn units at 6/30/16.

** Asset productivity = Annualized net revenue / Average net PP&E

© 2016 TSMC, Ltd

Cash Flows

(In NT$ billions)    2Q16 1Q162Q15

Beginning Balance    617.98 562.69437.41

Cash from operating activities    106.68 121.53111.07

Capital expenditures    (73.59) (38.14)(53.81)

Short-term loans    3.96 (4.12)(12.99)

Investments and others    (32.67) (23.98)47.22

Ending Balance    622.36 617.98528.90

Free Cash Flow (1)    33.09 83.3957.26

(1) Free cash flow = Cash from operating activities – Capital expenditures

© 2016 TSMC, Ltd

3Q16 Guidance

Based on our current business outlook and exchange rate assumption, management    expects: ? Revenue to be between NT$ 254 billion and NT$ 257 billion, at a forecast exchange rate of 32.30 NT dollars to 1 US dollar

? Gross profit margin to be between 50% and 52%

? Operating profit margin to be between 39.5% and 41.5%

© 2016 TSMC, Ltd

Recap of Recent Major Events TSMC

TSMC Doubles Its Green Power Purchase to 200 million kWh ( 2016/06/15 )

TSMC Board of Directors Sets June 27 as Ex-dividend Date and July 3 as Record Date for Common Share Dividends ( 2016/06/07 )

TSMC Shareholders Approve NT$6 Cash Dividend ( 2016/06/07 )

Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System                (http://mops.twse.com.tw) for details and other announcements

© 2016 TSMC, Ltd

http://www.tsmc.com invest@tsmc.com

© 2016 TSMC, Ltd